     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 2001
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           -------------------------

                            LAM RESEARCH CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-2634797
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

         4650 CUSHING PARKWAY, FREMONT, CALIFORNIA 94538 (510) 659-0200 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  CRAIG GARBER
                VICE PRESIDENT, CORPORATE FINANCE AND TREASURER
                            LAM RESEARCH CORPORATION
                              4650 CUSHING PARKWAY
                           FREMONT, CALIFORNIA 94538
                                 (510) 659-0200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           -------------------------

                                   COPIES TO:
                           TIMOTHY G. HOXIE, ESQUIRE
                      HELLER EHRMAN WHITE & MCAULIFFE LLP
                                333 BUSH STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                           TELEPHONE: (415) 772-6000
                           FACSIMILE: (415) 772-6268

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:
  [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM
    TITLE OF SECURITIES TO BE        AMOUNT TO BE      OFFERING PRICE PER        PROPOSED MAXIMUM         AMOUNT OF
           REGISTERED                 REGISTERED             SHARE           AGGREGATE OFFERING PRICE  REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
4% Convertible Subordinated Notes
  due June 1, 2006...............    $300,000,000           100%(1)                $300,000,000            $75,000
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value...        (2)                  (2)                      (2)                   (3)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.

(2) Includes 6,677,054 shares of common stock issuable upon conversion of the notes at a conversion price of $44.93 per share. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered shall include an indeterminate number of shares of common stock that may be issued under the antidilution provisions of the Notes.

(3) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received by the registrant.
                           -------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 27, 2001

PROSPECTUS

                                     [LOGO]

                            LAM RESEARCH CORPORATION

                                  $300,000,000
               4% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 1, 2006
                                      AND
             THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                           -------------------------

     We issued the notes in a private placement in May 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

     The notes are convertible, at the option of the securityholder, at any time prior to maturity into shares of our common stock at an initial conversion price of $44.93 per share, subject to adjustment. We will pay interest on the notes on June 1 and December 1 of each year, beginning on December 1, 2001. The notes will mature on June 1, 2006, unless either converted or redeemed.

     We may redeem some or all of the notes on or after June 5, 2004 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest. In addition, holders may require us to repurchase the notes upon some types of change in control transactions.

     Our common stock is quoted on the Nasdaq National Market under the symbol "LRCX." On July 26, 2001, the last reported sales price of our common stock was $26.90 per share.

                           -------------------------

     INVESTING IN THE NOTES OR THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES RISK. BEGINNING ON PAGE 8, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                           -------------------------

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE REGULATORY AUTHORITIES HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

           The date of this prospectus is                     , 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS OR THE REGISTRATION STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SECURITYHOLDER IS OFFERING TO SELL, AND SEEKING OFFERS TO BUY, THE NOTES AND THE SHARES OF OUR COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE NOTES OR SHARES.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
WHERE YOU CAN FIND MORE INFORMATION...    1
FORWARD-LOOKING STATEMENTS............    2
PROSPECTUS SUMMARY....................    3
RECENT DEVELOPMENTS...................    5
RISK FACTORS..........................    8
USE OF PROCEEDS.......................   16
RATIO OF EARNINGS TO FIXED CHARGES....   16

                                        PAGE
                                        ----
DESCRIPTION OF THE NOTES..............   17
DESCRIPTION OF LAM CAPITAL STOCK......   31
SELLING SECURITYHOLDERS...............   35
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSIDERATIONS..................   42
PLAN OF DISTRIBUTION..................   49
LEGAL MATTERS.........................   50
EXPERTS...............................   50

     UNLESS STATED OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "LAM RESEARCH," "LAM," "WE," "OUR," OR "US," REFER TO LAM RESEARCH CORPORATION, A DELAWARE CORPORATION, AND NOT TO ANY OF ITS SUBSIDIARIES.

     WE MAINTAIN A WEBSITE AT WWW.LAMRC.COM. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

     EACH TRADEMARK, TRADE NAME OR SERVICE MARK OF ANY OTHER COMPANY APPEARING IN THIS PROSPECTUS BELONGS TO ITS HOLDER.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that we filed with the
SEC (Registration No. 333-               ). The registration statement contains
more information than this prospectus regarding Lam and our common stock, including certain exhibits and schedules.

     You may read and copy this information at the following locations of the
SEC:

    Public Reference Room         North East Regional Office       Midwest Regional Office
    450 Fifth Street, N.W.           7 World Trade Center          500 West Madison Street
          Room 1024                       Suite 1300                      Suite 1400
    Washington, D.C. 20549         New York, New York 10048        Chicago, Illinois 60661

     You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about our company at the offices of The National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of the notes and shares of common stock offered by this prospectus.

    LAM SEC FILINGS (FILE NO. 000-12933)                           PERIOD
    ------------------------------------                           ------
Annual Report on Form 10-K                      Fiscal Year ended June 25, 2000
Quarterly Reports on Form 10-Q                  Quarterly periods ended September 24, 2000,
                                                December 24, 2000 and March 25, 2001
Current Reports on Form 8-K                     Filed on May 18, 2001 and July 25, 2001
The description of our common stock as set      Filed on April 11, 1990
forth in our Registration Statement on Form
8-B and any amendment or report filed for
the purpose of updating such description
The description of our rights agreement and     Filed on January 28, 1997 and January 30,
preferred stock purchase rights as set forth    1997
in our Registration Statements on Forms 8-A
and 8-A/A

     You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

        Lam Research Corporation
        4650 Cushing Parkway
        Fremont, California 94538
        (510) 572-5910
        Attn: Office of Investor Relations

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

                           FORWARD-LOOKING STATEMENTS

     With the exception of historical facts, the statements contained in this prospectus, including the section entitled "Risk Factors," are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are subject to the "safe harbor" provisions created by these statutes. These forward-looking statements include, but are not limited to, statements that relate to:

     - our future revenue;

     - product development;

     - demand, acceptance and market share;

     - competitiveness;

     - royalty income;

     - gross margins;

     - levels of research and development and operating expenses;

     - management's plans and objectives for current and future operations; and

     - the sufficiency of financial resources to support future operations and capital expenditures.

     These statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect, including those discussed under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document and in the documents we file from time to time with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These risks, uncertainties and changes in condition, significance, value and effect could cause actual results to differ materially from those expressed in this prospectus and in ways not readily foreseeable.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus and of information currently and reasonably known. We undertake no obligation to release any revisions to these forward-looking statements which may be made to reflect events or circumstances which occur after the date of this prospectus or to reflect the occurrence or effect of anticipated or unanticipated events.

                               PROSPECTUS SUMMARY

     Because this is a summary, it may not contain all information that may be important to you. You should read the entire prospectus carefully, including the risks of investing discussed under "Risk Factors," beginning on page 8 and the financial statements included in our other filings with the Securities and Exchange Commission, before making an investment decision.

                               ABOUT LAM RESEARCH

     We design, manufacture, market and service semiconductor processing equipment used in the fabrication of integrated circuits. We are recognized as a leading supplier of front-end wafer processing equipment to the worldwide semiconductor industry. Our products are used to selectively remove portions of various films to create an integrated circuit. Etch processes, which are repeated numerous times during the fabrication cycle, are required to manufacture every type of semiconductor device produced today. Chemical Mechanical Planarization ("CMP") is used to planarize the surface of the processed wafer to prepare it for further processing. CMP is currently the planarization technology of choice for manufacturing sub-0.35 micron integrated circuits with multiple metal layers. Post-CMP clean processes are used to remove residues left on the wafer after CMP processing.

     We sell a broad range of plasma ("dry") etch products to address specific applications. Our Transformer Coupled Plasma ("TCP(R)") etchers utilize a high-density plasma process to etch device features down to 0.18 micron and below. We also market both the DSS-200(R) and Synergy(TM) product lines of post-CMP cleaners, which are used to remove residual slurries and other contaminants from wafer surfaces, both after CMP polishing and before and after essential semiconductor process steps. Our Teres CMP polishing system leverages our post-CMP cleaning expertise to provide fully integrated polishing and cleaning solutions.

     Our common stock is traded on the Nasdaq National Market under the symbol "LRCX." The postal address for our principal executive offices is 4650 Cushing Parkway, Fremont, CA 94538. Our telephone number is (510) 659-0200.

                                  THE OFFERING

     The following is a brief summary of some of the terms of the notes offered for resale in this prospectus. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

Securities Offered............   $300 million aggregate principal amount of 4%
                                 Convertible Subordinated Notes due June 1,
                                 2006.

Maturity Date.................   June 1, 2006.

Interest Payment Dates........   We will pay interest semiannually on June 1 and
                                 December 1 of each year, beginning December 1, 2001.

Conversion Rights.............   You may convert your notes at any time prior to
                                 maturity at a conversion price of $44.93 per share, subject to adjustment as set forth under "Description of the Notes -- Conversion
                                 Rights."

Sinking Fund..................   None.

Optional Redemption...........   We may redeem the notes at any time on or after
                                 June 5, 2004 at specified prices, plus accrued and unpaid interest to, but excluding, the redemption date.

Change in Control.............   In the event of some types of change in control
                                 transactions, you may require us to purchase your notes at 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the purchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control. In addition, certain of our debt agreements may prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

Subordination.................   The notes are general unsecured obligations of
                                 Lam and rank junior to our designated senior indebtedness as that term is defined in "Description of the Notes -- Subordination of
                                 Notes." The notes will be effectively
                                 subordinated to all existing and future
                                 indebtedness and other liabilities, including trade payables, of our subsidiaries. As of March 25, 2001 we had $115.4 million that would constitute senior indebtedness for purposes of the indenture, while our subsidiaries had approximately $20.3 million in outstanding indebtedness or other liabilities (excluding intercompany liabilities and indebtedness included as senior indebtedness as a result of our guarantees). In addition, the notes rank equally with our 5% Convertible Subordinated
                                 Notes due 2002. The aggregate principal amount of those notes outstanding as of March 25, 2001 was approximately $309.8 million. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness.

Use of Proceeds...............   We will not receive any of the proceeds of the
                                 resale of the notes by the selling
                                 securityholders or the common stock into which the notes may be converted.

Trading.......................   The notes are eligible for trading in the
                                 PORTAL market. However, we can give no
                                 assurance as to the liquidity of, or the trading market for. the notes. Our common stock is quoted on the Nasdaq National Market under the symbol "LRCX."

Registration Rights...........   Pursuant to a registration rights agreement, we
                                 have filed a shelf registration statement, of which this prospectus is a part, with the SEC with respect to the notes and the common stock issuable upon conversion of the notes. See
                                 "Description of the Notes -- Registration
                                 Rights."

Risk Factors..................   See "Risk Factors" and the other information in
                                 this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes and the common stock into which the notes are convertible offered through this prospectus.

Indenture and Trustee.........   We have issued the notes under an indenture,
                                 dated as of May 22, 2001, between us and LaSalle Bank National Association, as trustee.

                              RECENT DEVELOPMENTS

                         CHANGE IN ACCOUNTING PRINCIPLE

ADOPTION OF STAFF ACCOUNTING BULLETIN NO. 101, "REVENUE RECOGNITION IN FINANCIAL STATEMENTS"

     In December 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition of revenue for sales that involve contractual customer acceptance provisions and product installation commitments. In October 2000 the SEC issued implementation guidance for SAB 101 in the form of "Frequently Asked Questions and Answers."

     Based on the guidance provided by SAB 101, during the fourth quarter of fiscal 2001, the Company changed its revenue recognition policy for equipment sales effective June 26, 2000, the beginning of fiscal 2001. Prior to SAB 101, the Company generally recognized revenue on equipment sales on the date the equipment was shipped to customers. Under SAB 101, the Company now recognizes revenue on the date of customer acceptance or the date the contractual customer acceptance provisions lapse, resulting in a delay in revenue recognition as compared to prior practice. The following table, "Unaudited Restated Quarterly Income Statements Using SAB 101 Accounting Guidelines" summarizes the impact of the adoption of SAB 101 on previously reported interim financial information for fiscal 2001.

                            LAM RESEARCH CORPORATION

              UNAUDITED RESTATED QUARTERLY INCOME STATEMENTS USING
                         SAB 101 ACCOUNTING GUIDELINES
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                           FOR THE QUARTER ENDED             NINE MONTHS
                                                  ----------------------------------------      ENDED
                                                  SEPTEMBER 24,   DECEMBER 24,   MARCH 25,    MARCH 25,
                                                      2000            2000         2001         2001
                                                  -------------   ------------   ---------   -----------
                                                                 (RESTATED)
Total revenue...................................     $ 305.0         $384.1       $465.1      $1,154.2
Cost and expenses:
  Cost of goods sold............................       172.3          214.1        262.1         648.5
                                                     -------         ------       ------      --------
     Gross margin...............................       132.7          170.0        203.0         505.7
  Research and development......................        56.5           58.7         58.8         174.0
  Selling, general and administrative...........        52.5           62.0         55.6         170.1
  Purchased technology for research and
     development................................          --            8.0           --           8.0
                                                     -------         ------       ------      --------
     Operating income...........................        23.7           41.3         88.6         153.6
Other income, net...............................         4.6            2.9          4.4          11.9
                                                     -------         ------       ------      --------
Income before income tax expense................        28.3           44.2         93.0         165.5
Income tax expense..............................         8.5           13.2         27.9          49.6
                                                     -------         ------       ------      --------
Income before cumulative effect of change in
  accounting principle..........................        19.8           31.0         65.1         115.9
Cumulative effect of the application of SAB 101,
  "Revenue Recognition in Financial Statements",
  net of $81.4 related tax benefit..............      (122.1)            --           --        (122.1)
                                                     -------         ------       ------      --------
Net income (loss)...............................     $(102.3)        $ 31.0       $ 65.1      $   (6.2)
                                                     =======         ======       ======      ========
Net income (loss) per share -- diluted(1):
  Income before cumulative effect of change in
     accounting principles......................     $  0.15         $ 0.24       $ 0.48      $   0.88
  Cumulative effect of change in accounting
     principle, application of SAB 101..........     $ (0.91)        $   --       $   --      $  (0.86)
                                                     -------         ------       ------      --------
  Diluted net income (loss) per share...........     $ (0.76)        $ 0.24       $ 0.48      $   0.02
                                                     =======         ======       ======      ========
Number of shares used in per share calculation--
  diluted.......................................       133.7          130.4        141.9         142.4
                                                     =======         ======       ======      ========
Number of shares for per share
  calculation -- basic..........................       124.5          123.4        123.2         123.7
                                                     =======         ======       ======      ========

-------------------------
(1) For the quarters ended September 24, 2000 and December 24, 2000, assumed conversion of the Company's 5% convertible subordinated notes was antidilutive and therefore excluded from the calculation of diluted earnings per share. Diluted earnings per share for the three and nine month periods ended March 25, 2001 includes the dilutive effect of the Company's 5% convertible subordinated notes which were dilutive for those periods after adding back $3.0 million and $9.1 million, respectively, in interest expense net of tax.

                            RECENT OPERATING RESULTS

     On July 25, 2001, the Company reported operating results for the fourth quarter and fiscal year ended June 24, 2001. Total revenue for fiscal 2001 was $1,519.8 million and net income was $52.1 million. Included in the results for the year was a $122.1 million charge, net of tax, reflecting the cumulative effect as of June 26, 2000, of adopting SAB 101 and a gain of $33.1 million, recorded in the fourth quarter, reflecting the cumulative effect as of June 24, 2001 of adopting EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock."

                                  RISK FACTORS

     In deciding whether to purchase the notes and the common stock issuable upon conversion of the notes, you should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make or incorporate by reference in this prospectus.

RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE UNPREDICTABLE.

     Our revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include, but are not limited to:

     - economic conditions in the semiconductor industry generally, and the equipment industry specifically;

     - customer capacity requirements;

     - the size and timing of orders from customers;

     - customer cancellations or delays in our shipments;

     - our ability to successfully install our systems at customer facilities and obtain customer acceptance;

     - our ability in a timely manner to develop, introduce and market new, enhanced and competitive products;

     - our competitors' introduction of new products;

     - legal or technical challenges to our products and technology,

     - new or modified accounting regulations;

     - changes in average selling prices and product mix; and

     - exchange rate fluctuations.

     We manage our expense levels in part on our expectations of future revenues. If revenue levels in a particular quarter do not meet our expectations, our operating results are adversely affected.

     We derive our revenue primarily from the sale of a relatively small number of high-priced systems. Our systems can range in price from approximately $400,000 to $4 million per unit. Our operating results for a quarter may suffer substantially if:

     - we sell fewer systems than we anticipate in any quarter;

     - we do not receive anticipated orders in time to enable actual shipment during that quarter;

     - one or more customers delay or cancel anticipated shipments;

     - shipments are delayed by procurement shortages or manufacturing difficulties; or

     - our customers delay final acceptance of our shipments due to delays in their evaluation of our systems.

     Because most of our manufacturing operations and capacity is located at our Fremont, California facility, natural, physical, logistical or other events or disruptions affecting this facility (including labor disruptions) could adversely impact our financial performance.

VARIATIONS IN THE AMOUNT OF TIME IT TAKES FOR OUR CUSTOMERS TO ACCEPT OUR SYSTEMS MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     In December 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition of revenue for sales that involve contractual customer acceptance provisions and product installation commitments. Based on the guidance provided by SAB 101, we changed our revenue recognition policy for equipment sales effective June 26, 2000. Prior to SAB 101, the Company generally recognized revenue on equipment sales on the date the equipment was shipped to customers. Under SAB 101, the Company now recognizes revenue on the date of customer acceptance or the date the contractual customer acceptance provisions lapse. As a result, the fiscal period in which we are able to recognize revenues from shipments of systems to customers is subject to the length of time that our customers require to evaluate the performance of our systems, which could cause our quarterly operating results to fluctuate.

THE SEMICONDUCTOR EQUIPMENT INDUSTRY IS VOLATILE, AND THE INDUSTRY IS CURRENTLY EXPERIENCING A FALL IN PRODUCT DEMAND WHICH IS EXPECTED TO HAVE A NEGATIVE IMPACT ON SHIPMENTS.

     Our business depends on the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products using integrated circuits. The semiconductor industry is cyclical in nature and historically experiences periodic downturns. During the past three years the semiconductor industry has experienced severe swings of product demand and volatility in product pricing. In early fiscal 1998 and fiscal 1999, the semiconductor industry reduced or delayed significantly purchases of semiconductor manufacturing equipment and construction of new fabrication facilities because of an industry downturn. However, beginning in late fiscal 1999, we experienced a recovery in demand for our products, which drove sales growth throughout calendar year 2000. In the second half of the December 2000 quarter, we began to see signs that this upturn was slowing and that customers were likely to reduce equipment purchases during the first half of calendar year 2001. These signs were confirmed in the March 2001 and June 2001 quarters as semiconductor manufacturers canceled or delayed many orders. These order reductions are expected to have a negative impact on the level of system shipments through at least the December 2001 quarter.

     Fluctuating levels of investment by the semiconductor manufacturers and pricing volatility will continue to materially affect our aggregate bookings, revenues and operating results. Even during periods of reduced revenues, we must continue to invest in research and development and to maintain extensive ongoing worldwide customer service and support capabilities to remain competitive, which may temporarily harm our financial results.

WE DEPEND ON NEW PRODUCTS AND PROCESSES FOR OUR SUCCESS, AND FOR THIS REASON, WE ARE SUBJECT TO RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE.

     Rapid technological changes in semiconductor manufacturing processes subject us to increased pressure to develop technological advances enabling such processes. We believe that our future success depends in part upon our ability to develop, manufacture and successfully introduce new products with improved capabilities and to continue to enhance our existing products. Due to the risks inherent in transitioning to new products, we must forecast accurately demand for new products while managing the transition from older products. If new products have reliability or quality problems our performance may be impacted by reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products, and additional service and warranty expenses. In the past, some product introductions have caused delays and reliability and quality problems. We may be unable to develop and manufacture new products successfully, or new products that we introduce may fail in the marketplace, which would materially and adversely affect our results from operations.

     We expect to continue to make significant investments in research and development and to pursue joint development relationships with customers or other members of the industry. We must manage product transitions and joint development relationships successfully, as introduction of new products could adversely affect our sales of existing products. Future technologies, processes or product developments may render our current product offerings obsolete, or we may be unable in a timely manner to develop and introduce new products or enhancements to our existing products which satisfy customer needs or achieve market acceptance. In addition, in connection with the development of new products, we will invest in pilot production inventory. Our failure in a timely manner to complete commercialization of these new products could result in inventory obsolescence, which would adversely affect our financial results.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE INTRODUCTION OF NEW PRODUCTS.

     We expect to face significant competition from multiple current and future competitors. We believe that other companies are developing systems and products that are competitive to ours and are planning to introduce new products to this market, which may affect our ability to sell our new products. Furthermore, new products represent significant investments of our resources and their success, or lack thereof, could have a material affect on our financial results.

WE ARE SUBJECT TO RISKS RELATING TO PRODUCT CONCENTRATION AND LACK OF PRODUCT REVENUE DIVERSIFICATION.

     We derive a substantial percentage of our revenues from a limited number of primary products, and we expect these primary products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of our primary products is, therefore, critical to our future success. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

     - a decline in demand for our products;

     - a failure to achieve continued market acceptance of our products;

     - an improved version of products being offered by a competitor in the market we participate in;

     - technological change that we are unable to address with our products; and

     - a failure to release new enhanced versions of our products on a timely basis.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF KEY SUPPLIERS.

     We obtain certain components and sub-assemblies included in our products from a single supplier or a limited group of suppliers. Each of our key suppliers has a one year blanket purchase contract under which we may issue purchase orders. We may renew these contracts periodically. Each of these suppliers sold us a material amount of products during at least the last four years, and we expect that we will continue to renew these contracts in the future or that we will otherwise replace them with competent alternative source suppliers. Nevertheless, a prolonged inability to obtain certain components could adversely affect our operating results and result in damage to our customer relationships.

ONCE A SEMICONDUCTOR MANUFACTURER COMMITS TO PURCHASE ONE OF OUR COMPETITOR'S SEMICONDUCTOR MANUFACTURING EQUIPMENT, THE MANUFACTURER TYPICALLY CONTINUES TO PURCHASE THAT COMPETITOR'S EQUIPMENT, MAKING IT MORE DIFFICULT FOR US TO SELL OUR EQUIPMENT TO THAT CUSTOMER.

     Semiconductor manufacturers must make a substantial investment to qualify and integrate capital processing equipment into a semiconductor production line. We believe that once a semiconductor manufacturer selects a particular supplier's processing equipment, the manufacturer generally relies upon that equipment for that specific production line application. Accordingly, we expect it to be more difficult to sell to a given customer if that customer initially selects a competitor's equipment. We believe that to remain competitive we will require significant financial resources to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process research and development.

WE MAY LACK THE FINANCIAL RESOURCES OR TECHNOLOGICAL CAPABILITIES OF CERTAIN OF OUR COMPETITORS NEEDED TO CAPTURE INCREASED MARKET SHARE.

     Certain of our competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer service and support resources than we do and therefore are increasingly dominating the semiconductor equipment industry. In addition, there are smaller emerging semiconductor equipment companies that may provide innovative technology that may have performance advantages over systems we currently, or expect to, offer.

     We anticipate our competitors will continue to improve the design and performance of their current products and processes and to introduce new products and processes with enhanced performance characteristics. If our competitors enter into strategic relationships with leading semiconductor manufacturers covering products similar to those we sell or may develop, it could adversely affect our ability to sell products to those manufacturers. In addition, competitors with higher levels of financial resources than we have may continue to deeply discount products similar to those we sell. For these reasons, we may fail to continue to compete successfully worldwide.

     Our present or future competitors may be able to develop products comparable or superior to those we offer or that adapt more quickly to new technologies or evolving customer requirements. In particular, while we currently are developing additional product enhancements that we believe will address customer requirements, we may fail in a timely manner to complete the development or introduction of these additional product enhancements successfully, or these product enhancements may not achieve market acceptance or be competitive. Accordingly, we may be unable to continue to compete effectively in our markets, competition may intensify or future competition may have a material adverse effect on our revenues, operating results, financial condition and cash flows.

OUR FUTURE SUCCESS DEPENDS ON INTERNATIONAL SALES.

     International sales accounted for approximately 70% of our total revenue in the first nine months of fiscal 2001, 71% in fiscal 2000, 54% in fiscal 1999, and 55% in fiscal 1998. We expect that international sales will continue to account for a significant portion of our total revenue in future years. International sales are subject to risks, including, but not limited to:

     - foreign exchange risks;

     - foreign trade disputes; and

     - economic, political, banking and currency problems in the relevant region.

     We currently enter into foreign currency forward contracts to minimize the short-term impact of exchange rate fluctuations on yen-denominated sales and assets, and will continue to enter into hedging transactions in the future.

A FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We are subject to a variety of governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals. We believe that we are in general compliance with these regulations and that we have obtained (or will obtain or are otherwise addressing) all necessary environmental permits to conduct our business. Nevertheless, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production, cessation of our operations or reduction in our customers' acceptance of our products. These regulations could require us to alter our current operations, to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Our failure to control the use, sale, transport or disposal of hazardous substances could subject us to future liabilities.

OUR ABILITY TO MANAGE POTENTIAL GROWTH OR DECLINE, INTEGRATION OF POTENTIAL ACQUISITIONS AND POTENTIAL DISPOSITION OF PRODUCT LINES AND TECHNOLOGIES CREATES RISKS FOR US.

     Our management may face significant challenges in maintaining adequate financial and business controls, management processes, information systems and procedures on a timely basis, and expanding, training and managing our work force if we experience additional growth. We may not be able to perform such actions successfully. Alternatively, we may be faced with a sudden decrease in demand for our products, which would challenge our management to reduce spending on operations and inventory. In the future, we may make acquisitions of complementary companies, products or technologies, or we may reduce or dispose of certain product lines or technologies, which no longer fit our long-term strategy. Managing an acquired business or disposing of product technologies entails numerous operational and financial risks, including difficulties in assimilating acquired operations and new personnel or separating existing business or product groups, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees or customers of acquired or disposed operations. Our success will depend, to a significant extent, on the ability of our executive officers and other members of our senior management to identify and respond to these challenges effectively. There can be no assurance that we will be able to achieve and manage successfully any such growth, decline, integration of potential acquisitions or disposition of product lines or technologies, or that our management, personnel or systems will be adequate to support continued operations. Any such inabilities or inadequacies would have a material adverse effect on our business, operating results, financial condition and cash flows.

     An important element of our management strategy is to review acquisition prospects that would complement our existing products, augment our market coverage and distribution ability, or enhance our technological capabilities. We may acquire additional businesses, products or technologies in the future. Any acquisitions could result in changes such as potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and the amortization expense related to goodwill and other intangible assets, any of which could materially adversely affect our business, financial condition and results of operations and/or the price of our common stock.

THE MARKET FOR OUR COMMON STOCK IS VOLATILE, WHICH MAY AFFECT OUR ABILITY TO RAISE CAPITAL OR MAKE ACQUISITIONS.

     The market price for our common stock is extremely volatile and has fluctuated significantly over the past years. The trading price of our common stock could continue to be highly volatile and fluctuate widely in response to factors, including the following:

     - general market or semiconductor industry conditions;

     - global economic fluctuations;

     - variations in our quarterly operating results;

     - variations in our revenues or earnings from levels securities analysts forecast;

     - announcements of restructurings, technological innovations, reductions in force, departure of key employees, consolidations of operations or introduction of new products;

     - government regulations;

     - disruptions with key customers; or

     - political, economic or environmental events occurring globally or in our key sales regions.

     In addition, the stock market has, in recent years, experienced increasing significant price and volume fluctuations. Recent volatility in the price of our common stock was tied in part to the actual or anticipated movement in interest rates and the price of and markets for semiconductors. These broad market and industry factors may adversely affect the price of our common stock, regardless of our actual operating performance. In the past, following volatile periods in the price of stock, many companies become the object of securities class action litigation. If we are sued in a securities class action, we could incur substantial costs and it could divert management's attention and resources and have an unfavorable impact in the price for our common stock.

RISK ASSOCIATED WITH OUR CALL AND PUT OPTIONS.

     We have entered into third party option transactions for the purchase and sale of our stock. The option positions will be of value to us if our stock price exceeds the exercise price of the call options at the time the options are exercised. Conversely, our stock price could also decline. If our stock price on the exercise date of the options is below the put option exercise price, we would have to settle the put obligation by paying cash or the equivalent value in shares of our common stock.

     If settlement were to occur prior to option expiration because of the occurrence of an event giving the third parties the right to terminate the transactions, we will be required both to pay to the third parties the value of their position (which would depend on a number of factors, including the time remaining to expiration and the volatility of our common stock) which could be greater or lesser than the difference between the options' exercise prices and the then market price of our common stock as well as any costs or expenses incurred by the third parties as a result of unwinding the transactions.

THE POTENTIAL ANTI-TAKEOVER EFFECTS OF OUR CHARTER PROVISIONS AND OUR RIGHTS PLAN MAY AFFECT OUR STOCK PRICE AND INHIBIT A CHANGE OF CONTROL DESIRED BY SOME OF OUR STOCKHOLDERS.

     In 1997, we adopted a rights plan in which rights were distributed as a dividend at the rate of one right for each share of our common stock held by stockholders. In connection with the adoption of our rights plan, our board of directors also adopted a number of amendments to our bylaws, including amendments requiring advance notice of stockholder nominations of directors and stockholder proposals.

     Our rights plan may have certain anti-takeover effects. Our rights plan will cause substantial dilution to a person or group that attempts to acquire Lam in certain circumstances. Accordingly, the existence of our rights plan and the issuance of the related rights may deter certain acquirers from making takeover proposals or tender offers. Our rights plan, however, is not intended to prevent a takeover. Rather it is designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.

     In addition, our certificate of incorporation authorizes issuance of 5,000,000 shares of undesignated preferred stock. Our board of directors, without further stockholder approval, may issue this preferred stock on such terms as they may determine, which also could have the effect of delaying or preventing a change in control of Lam. The issuance of preferred stock could also adversely affect the voting power of the holders of our common stock, including causing the loss of voting control. Moreover, Section 203 of the Delaware General Corporation Law restricts certain business combinations with "interested stockholders," as defined by that statute.

INTELLECTUAL PROPERTY AND OTHER CLAIMS AGAINST US CAN BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS WHICH ARE NECESSARY TO OUR CONTINUED BUSINESS AND PROFITABILITY.

     Other parties may assert infringement, unfair competition or other claims against us. Additionally, from time to time, other parties send us notices alleging that our products infringe their patent or other intellectual property rights. In such cases, it is our policy either to defend the claims or to negotiate licenses on commercially reasonable terms. However, we may be unable in the future to negotiate necessary licenses on commercially reasonable terms, or at all, and any litigation resulting from these claims by other parties may materially adversely affect our business and financial results.

     In October 1993, Varian Associates, Inc. sued us in the United States District Court for the Northern District of California, seeking monetary damages and injunctive relief based on our alleged infringement of certain patents Varian held. We asserted defenses that the subject patents are invalid and unenforceable, and that our products do not infringe these patents. Litigation is inherently uncertain and we may fail to prevail in this litigation. However, we believe that the Varian lawsuit will not materially adversely affect our operating results or financial position.

     Additionally, in September 1999, Tegal Corporation sued us in the United States District Court for the Eastern District of Virginia, seeking monetary damages and injunctive relief based on our alleged infringement of certain patents Tegal holds. Specifically, Tegal identified our 4520XLe(TM) and Exelan(TM) products as infringing the patents Tegal is asserting. Litigation is inherently uncertain and we may fail to prevail in this litigation. However, we believe that the Tegal lawsuit will not materially adversely affect our operating results or financial position.

WE MAY FAIL TO PROTECT OUR PROPRIETARY TECHNOLOGY RIGHTS, WHICH WOULD AFFECT OUR BUSINESS.

     Our success depends in part on our proprietary technology. While we attempt to protect our proprietary technology through patents, copyrights and trade secret protection, we believe that our success also depends on increasing our technological expertise, continuing our development of new systems, increasing market penetration and growth of our installed base, and providing comprehensive support and service to our customers. However, we may be unable to protect our technology in all instances, or our competitors may develop similar or more competitive technology independently. We currently hold a number of United States and foreign patents and pending patent applications. However, other parties may challenge or attempt to invalidate or circumvent any patents the United States or foreign governments issue to us or these governments may fail to issue pending applications. In addition, the rights granted or anticipated under any of these patents or pending patent applications may be narrower than we expect or in fact provide no competitive advantages.

RISKS RELATED TO THE NOTES

THE NOTES ARE SUBORDINATED AND THERE ARE NO FINANCIAL COVENANTS IN THE
INDENTURE.

     The notes are general unsecured obligations of Lam and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. We conduct a significant portion of our operations through subsidiaries. As of March 25, 2001 we had approximately $115.4 million that would constitute senior indebtedness for purposes of the indenture, while our subsidiaries had approximately $20.3 million outstanding indebtedness or other liabilities (excluding intercompany liabilities and indebtedness included as senior indebtedness as a result of our guarantees). In addition, the notes rank equally with our 5% Convertible Subordinated Notes due 2002. The aggregate principal amount of these notes outstanding as of March 25, 2001 was approximately $309.8 million.

     We are not prohibited from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

WE MAY BE UNABLE TO MEET THE REQUIREMENTS TO PURCHASE THE NOTES UPON A CHANGE IN CONTROL.

     Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Certain of our debt agreements may prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. Future credit agreements or other agreements relating to our indebtedness might contain similar provisions. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term "change in control" is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP OR BE SUSTAINED.

     There is no established trading market for the notes. At the time of the original issuance of the notes in May, 2001, the initial purchasers in the private placement advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, an active trading market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. Furthermore, if a market were to develop, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

THE PRICE AT WHICH OUR COMMON STOCK MAY BE PURCHASED ON THE NASDAQ NATIONAL MARKET IS CURRENTLY LOWER THAN THE CONVERSION PRICE OF THE NOTES AND MAY REMAIN LOWER IN THE FUTURE.

     Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock is quoted on the Nasdaq National Market under the symbol "LRCX." On July 26, 2001, the last reported bid price of our common stock on Nasdaq was $26.90 per share. The initial conversion price of the notes is $44.93 per share. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

THE RATING ON THE NOTES MAY CHANGE.

     The notes have received a "B" rating by Moody's Investors Service. It is possible that Moody's may reduce this rating in the future or that other rating agencies may assign the notes a rating lower than the Moody's rating. If the rating on the notes is reduced in the future, the market price of the notes and our common stock may be negatively affected.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income before taxes plus fixed charges) by fixed charges (interest charges plus amortization of bond issuance costs related to indebtedness, and that portion of rental expense representative of interest). Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                                                YEAR ENDED                             NINE MONTHS ENDED
                         --------------------------------------------------------    ----------------------
                         JUNE 30,    JUNE 30,    JUNE 30,    JUNE 30,    JUNE 25,    MARCH 26,    MARCH 25,
                           1996        1997        1998        1999        2000        2000         2001
                         --------    --------    --------    --------    --------    ---------    ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)                   (UNAUDITED)
Ratio of earnings to
  fixed charges(1),
  (2)..................   10.6x          --          --          --        8.1x        7.1x         10.1x

-------------------------
(1) During the fiscal years ended June 30, 1997, 1998 and 1999, there was a deficiency of earnings to cover fixed charges of approximately $60.9 million, $179.1 million and $112.9 million, respectively.

(2) On a restated basis, reflecting the application of SAB 101 since the beginning of fiscal 2001, the ratio of earnings to fixed charges was 6.8x for the nine months ended March 25, 2001.

                            DESCRIPTION OF THE NOTES

     We issued the notes under an indenture dated as of May 22, 2001 between us and LaSalle Bank National Association, as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture, the form of certificate evidencing the notes and the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL

     The notes are unsecured general obligations of Lam and are subordinate in right of payment as described under "Subordination of Notes." The notes are convertible into common stock as described under "Conversion of Notes." We issued $300 million aggregate principal amount in notes. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on June 1, 2006, unless earlier redeemed at our option or purchased by us at your option upon a change in control.

     We are not restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Lam, except to the extent described under "Purchase of Notes at Your Option upon a Change in Control."

     The notes bear interest at the annual rate of 4%, which rate may be increased as described in "Registration Rights" below, from May 22, 2001. Interest will be payable on June 1 and December 1 of each year, beginning December 1, 2001, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be May 15 and November 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     We will maintain an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee.

CONVERSION OF NOTES

     You have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $44.93 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 22.26 shares per $1,000 principal amount of notes.

     Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the converted principal amount.

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

     If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, unless we default in the payment of the redemption price or purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

     The conversion price will be adjusted upon the occurrence of:

          (1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

          (2) the subdivision or combination of our outstanding common stock;

          (3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

          (4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

        - dividends, distributions and rights or warrants referred to in clause
          (1) or (3) above; and

        - dividends or distributions exclusively in cash referred to in clause
          (5) below;

          (5) the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

          (6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

     To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See "Description of Lam Capital Stock." If we implement a new rights plan, we will be required under the indenture to provide that the holder of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

     In the event of:

     - any reclassification of our common stock, or

     - a consolidation, merger or combination involving Lam, or

     - a sale or conveyance to another person of the property and assets of Lam as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

     You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

     We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

     No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

SUBORDINATION OF NOTES

     The indebtedness evidenced by the notes is subordinated in right of payment to the extent provided in the indenture to the prior payment in full of all existing and future senior indebtedness. In addition, the notes rank equally with our 5% Convertible Subordinated Notes due 2002. The aggregate principal amount of those notes outstanding as of March 25, 2001, was approximately $309.8 million.

     Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization (including any such event as a result of bankruptcy or moratorium of payment), any payment on the notes (including on account of a change in control) will be subordinated to the extent provided in the indenture in right of payment to the prior payment in full in cash, or other payment satisfactory to the holders of the senior indebtedness, of all senior indebtedness.

     In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full in cash, or other payment satisfactory to the holders of the senior indebtedness, of all obligations before any of the note holders are entitled to receive any payment or other distribution on the notes. We are required to promptly notify the trustee if payment of the notes is accelerated because of an event of default.

     We also will not make any payment on the notes if:

          (1) a default in the payment of the principal of, premium, if any, interest, rent or other obligations of senior indebtedness occurs and is continuing beyond any applicable grace period; or

          (2) any other default occurs and is continuing with respect to designated senior indebtedness that permits the holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of the default (a "payment blockage notice") from us or another person permitted to give this notice under the indenture.

     We will resume payments on the notes if:

     - in the case of a payment default, the date on which the default is cured, waived or ceases to exist; and

     - in the case of any other default under clause (2) above, the earliest of the date on which the default is cured, waived, ceases to exist or 179 days after the date on which the applicable payment blockage notice is received if the maturity of the designated senior indebtedness has not been accelerated.

     No new period of payment blockage may be commenced pursuant to a payment blockage notice based on a default under clause (2) above until 365 days after the effectiveness of the prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee will be, or be made, the basis for a subsequent payment blockage notice.

     By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and note holders may receive less, ratably, than our other creditors. Subordination will not prevent the occurrence of any event of default under the indenture.

     In the event that the trustee or any note holder receives any payment or distribution of our assets of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, before all senior indebtedness is paid in full, then that payment or distribution will be held by the recipient in trust for the benefit of holders of our senior indebtedness or their representatives to the extent necessary to make payment in full of all our senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision for payment or distribution, to or for the holders of senior indebtedness.

     The notes are unsecured and subordinated in right of payment to all our existing and future senior indebtedness. The notes are also effectively subordinated to the existing and future liabilities, including trade payables, of our subsidiaries, and we conduct a significant portion of our operations through subsidiaries. As of March 25, 2001, we had approximately $115.4 million that would constitute senior indebtedness for purposes of the indenture, while our subsidiaries had approximately $20.3 million in outstanding indebtedness and other liabilities (excluding intercompany liabilities and indebtedness included as senior indebtedness as a result of our guarantees).

     The indenture does not prohibit or limit us or our subsidiaries from incurring senior or other indebtedness and other liabilities. Should we incur any additional indebtedness or liabilities, our ability to pay our obligations on the notes could be adversely affected. We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness, and that we and our subsidiaries will from time to time incur other additional indebtedness and liabilities.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for these payments will be senior to those of the note holders in respect of all funds collected or held by the trustee.

     The term "designated senior indebtedness" means any particular senior indebtedness in which the instrument creating or evidencing the indebtedness or the assumption or guarantee of indebtedness (or related agreements or documents to which we are a party) expressly provides that the senior indebtedness is "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     The term "indebtedness" means, with respect to any person:

          (1) all indebtedness, obligations and other liabilities (contingent or otherwise) of the person for borrowed money (including obligations of the person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of the person or to only a portion thereof) other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

          (2) all reimbursement obligations and other liabilities (contingent or otherwise) of the person with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3) all obligations and liabilities (contingent or otherwise) in respect of leases of the person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of the person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that the person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property to the lessor and the obligations of the person under such lease or related document to purchase or to cause a third party to purchase such leased property, including, without limitation, with respect to Lam, certain of our synthetic leases and other agreements specified in the indenture;

          (4) all obligations of the person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (5) all direct or indirect guaranties or similar agreements by the person in respect of, and obligations or liabilities (contingent or otherwise) of the person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through
     (4);

          (6) any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by the person, regardless of whether the indebtedness or other obligation secured thereby will have been assumed by the person; and

          (7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

     The term "senior indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in the proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that the indebtedness will not be senior in right of payment to the notes or expressly provides that the indebtedness is pari passu or "junior" to the notes.

     Senior indebtedness does not include:

     - any of our indebtedness to any of our majority-owned subsidiaries;

     - the notes; or

     - our 5% Convertible Subordinated Notes due 2002.

OPTIONAL REDEMPTION BY LAM

     We may redeem the notes on or after June 5, 2004, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount of the note:

                       PERIOD                          REDEMPTION PRICE
                       ------                          ----------------
June 5, 2004 through May 31, 2005....................       101.00%
June 1, 2005 and thereafter..........................       100.00%

     In each case, we will pay accrued but unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date.

     If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

     No sinking fund is provided for the notes.

PURCHASE OF NOTES AT YOUR OPTION UPON A CHANGE IN CONTROL

     If a change in control occurs, you have the right to require us to purchase all or any part of your notes 35 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

     We will mail to the trustee and to each holder a written notice of the change in control within 15 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

     - information about and the terms and conditions of the change in control;

     - information about the holders' right to convert the notes;

     - the holders' right to require us to purchase the notes;

     - the procedures required for exercise of the purchase option upon the change in control; and

     - the name and address of the paying and conversion agents.

     You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

     Under the indenture, a change in control will be deemed to have occurred if any of the following occurs:

     - any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

     - we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of our voting stock immediately prior to such transaction "beneficially own," directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

     - we are dissolved or liquidated.

     However, a change in control will not be deemed to have occurred if either:

     - the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

     - in the case of a merger or consolidation, all of the consideration, excluding cash payments for fractional shares in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this change in control definition:

     - "person" or "group" have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

     - a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the "person" or "group" or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

     - "beneficially own" and "beneficially owned" have meanings correlative to that of beneficial owner;

     - "unissued shares" means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

     - "voting stock" means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

     The term "all or substantially all" as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of "all or substantially all" of our assets.

     Under the terms of the indenture we will:

     - comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

     - file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

     - otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

     This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

     Certain of our debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

     If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

EVENTS OF DEFAULT

     Each of the following is an event of default under the indenture:

          (1) we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

          (2) we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

          (3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

          (4) any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $25 million is not paid at final maturity or upon acceleration and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

          (5) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     If an event of default, other than an event of default described in clause
(5) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (5) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

     After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

     Subject to the trustee's duties in the case of an event of default, the trustee is not obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

     - the holder has previously given the trustee written notice of a continuing event of default;

     - the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

     - the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

     Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

     - we fail to pay principal, premium or interest on any note when due;

     - we fail to convert any note into common stock; or

     - we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

     We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Lam, to the officer's knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

MODIFICATION AND WAIVER

     We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

     - change the stated maturity of the principal of or interest on any note;

     - reduce the principal amount of, or any premium or interest on, any note;

     - reduce the amount of principal payable upon acceleration of the maturity of any note;

     - change the place or currency of payment of principal of, or any premium or interest on, any note;

     - impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

     - modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

     - modify the subordination provisions in a manner materially adverse to the holders of notes;

     - adversely affect the right of holders to convert notes other than as provided in the indenture;

     - reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

     - reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

     - modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

     We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

     - the successor person, if any, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

     - other conditions specified in the indenture are met.

REGISTRATION RIGHTS

     The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes. A copy of the registration rights agreement is attached as an exhibit to the registration statement of which this prospectus is a part.

     We and the initial purchaser entered into the registration rights agreement on May 22, 2001. This prospectus is part of a shelf registration statement that we filed to meet our obligations under the registration rights agreement to register resales of the notes and the shares of common stock into which the notes are convertible as soon as practicable after the original issuance of the notes. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We will use our reasonable best efforts to have this shelf registration statement declared effective as soon as practicable after the latest date of original issuance of the notes, and to keep it effective until the earliest of:

     - two years from the date we file the shelf registration statement;

     - the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

     - the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

     A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

     If:

          (1) on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

          (2) on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

          (3) we fail, with respect to a holder that supplies the questionnaire described below, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling securities holders; or

          (4) after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement,

(we refer to each event described above in clauses (1) through (4) as a registration default), additional interest will accrue on the notes and underlying common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (3), our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are "registrable securities" within the meaning of the registration rights agreement.

     We will give notice of the effectiveness of the shelf registration statement to all holders who have provided us with the selling securityholder notice and questionnaire described below. Each holder must complete the notice and questionnaire in order to be named as a selling securityholder in the prospectus and prior to any intended distribution of registrable securities pursuant to the shelf registration statement. If we receive completed questionnaires from holders after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file amendments or supplements to the registration statement naming those holders as selling securityholders, thereby allowing them to sell their securities under the registration statement. Any use of the registration statement by selling securityholders is, however, subject to our right to suspend use of the prospectus under certain circumstances. If a filing necessary to list a holder as a named selling securityholder requires a post-effective amendment to the shelf registration statement, we will pay additional interest if the amendment is not declared effective within 45 business days of the date we filed it with the SEC.

     We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

SATISFACTION AND DISCHARGE

     We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

TRANSFER AND EXCHANGE

     We have initially appointed the trustee as the note registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

     - vary or terminate the appointment of the security registrar, paying agent or conversion agent;

     - appoint additional paying agents or conversion agents; or

     - approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

PURCHASE AND CANCELLATION

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

REPLACEMENT OF NOTES

     We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

CONCERNING THE TRUSTEE

     LaSalle Bank National Association is the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding notes may direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

BOOK-ENTRY, DELIVERY AND FORM

     We have issued the notes in the form of a global security. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required.

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

                        DESCRIPTION OF LAM CAPITAL STOCK

     Set forth below is a summary of certain information concerning our capital stock, and a brief description of certain provisions contained in our certificate of incorporation, bylaws and our rights plan. The summaries and descriptions below do not purport to be complete statements of these provisions and are qualified in their entirety by reference to these documents.

     Our authorized capital stock consists of 400,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of July 20, 2001, we had approximately 126,016,609 shares of common stock issued, of which 1,065,403 shares were treasury stock and 124,951,206 shares were outstanding. Our common stock is listed on the Nasdaq National Market under the symbol "LRCX." In addition, we had options to purchase an aggregate of approximately 24,662,837 shares of common stock outstanding on that date.

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Our stockholders are entitled to cumulate votes in connection with the election of directors. Subject to the preferences of outstanding preferred stock, if any, holders of our common stock are entitled to receive ratably dividends, if any, that may be declared from time to time by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities subject to the preferences of outstanding preferred stock, if any. Our common stock has no preemptive or conversion rights or other subscription rights and no redemption or sinking fund provisions are applicable to our common stock. All of our outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     No shares of preferred stock are outstanding. Our board of directors has authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of preferred stock and to fix the number of shares constituting any series and the designations of any series, without any further vote or action by our stockholders. Although it presently has no intention to do so, our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of common stock. Our issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control.

     Our board of directors has designated one class of preferred stock, Series A junior participating preferred stock, consisting of 100,000 shares. All of these shares are reserved for issuance under our rights plan.

RIGHTS PLAN

     Our board of directors adopted a rights plan on January 23, 1997. In the event of hostile takeover attempts, including the accumulation of shares in the open market or through private transactions, the rights plan enhances the ability of our board of directors to negotiate with a potential acquirer for a fair price to all of the stockholders. Under our rights plan, rights were distributed as a dividend at the rate of one right (a "Lam right") for each share of common stock held by stockholders of record as of the close of business on January 31, 1997 and after that each holder of shares of common stock is entitled to a Lam right in respect of each share held by the stockholder. The Lam rights will expire on January 31, 2007. Under our rights plan, each Lam right initially entitles stockholders to buy one unit of a share of preferred stock for $250. The Lam rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the common stock or commences a tender or exchange offer upon consummation of which the person or group would beneficially own 15% or more of our common stock.

     If any person becomes the beneficial owner of 15% or more of our common stock other than pursuant to a tender or exchange offer for all outstanding shares approved by a majority of the independent directors not affiliated with the person, then each Lam right not owned by the person or related parties will entitle its holder to purchase, at the Lam right's then current exercise price, shares of common stock (or, in certain circumstances as determined by our board of directors, cash, other property or other securities) having a value of twice the Lam right's then current exercise price. In addition, if after any person has become a 15% stockholder, Lam is involved in a merger or other business combination transaction with another person in which Lam does not survive or in which the common stock is changed or exchanged, or if we sell 50% or more of our assets or earning power to another person, each Lam right will entitle its holder to purchase, at the Lam right's then current exercise price, shares of common stock of the other person having a value of twice the Lam right's then current exercise price.

     Lam is generally entitled to redeem the Lam rights at $0.001 per Lam right at any time until ten business days (subject to extension) following a public announcement that a 15% position has been acquired.

SELECTED PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS

     Size of the Board of Directors. Our bylaws authorize our board of directors to set the exact number of directors within the range of four to seven and specify that the exact number will be seven until changed by our board of directors or the stockholders. Our bylaws also provide that the indefinite number of directors may be changed or a definite number may be fixed by a duly adopted amendment to the certificate of incorporation or by an amendment to our bylaws adopted by the vote of a majority of stockholders entitled to vote.

     Cumulative Voting. Cumulative voting, when authorized by a company's certificate of incorporation pursuant to Delaware General Corporation Law, entitles each stockholder to cast a number of votes that is equal to the number of voting shares held by the stockholder multiplied by the total number of directors to be elected, and to cast all those votes for one nominee or distribute those votes among up to as many candidates as there are positions to be filled. Our certificate of incorporation and our bylaws currently provide for cumulative voting in the election of directors.

     Power to Call Special Stockholders Meetings; Advance Notice of Stockholder Business and Nominees. Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to our bylaws, special meetings may be called only by our board of directors, the Chairman or the President. Our bylaws further require timely advance notice in proper written form of stockholder nominees for election as director or stockholder business to be brought before a meeting of stockholders, and require that the chairman of the meeting refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the procedures set forth in our bylaws.

     Removal of Directors. Our bylaws provide that directors may be removed with or without cause upon the approval of a majority of the outstanding shares entitled to vote; provided, however, that so long as the stockholders are entitled to cumulative voting, if less than our entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

     Filling Vacancies on the Board of Directors. Our bylaws allow a vacancy on the board of directors created by a resignation or increase in the authorized number of directors to be filled by a majority of the directors then in office. A vacancy created by the removal of a director by a vote of the stockholders may be filled only by a majority of the outstanding shares entitled to vote.

     Indemnification and Limitation of Liability. Our bylaws provide that Lam will indemnify each of our officers, directors, and other employees or agents to the maximum extent permitted by Delaware law for expenses and liability incurred by reason of the fact that the person is or was an agent of Lam.

     Under Delaware law, an indemnity provision may not eliminate or limit director monetary liability for:

     - breaches of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

     - the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

     - transactions in which the director received an improper personal benefit.

     Limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve a company or its directors from, the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

     A provision of Delaware law states that the indemnification provided by statute will not be deemed exclusive of any other rights under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Delaware law generally permits indemnification of expenses, including attorneys' fees, actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of a disinterested quorum of directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which the person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. The Delaware law requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

     Stockholder Action by Written Consent. Our bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders of Lam, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, describing the action so taken, is signed by stockholders representing not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on that action were present and voted.

     Stockholder Approval of Certain Business Combinations. Under Section 203 of the Delaware law ("Section 203"), certain "business combinations" with "interested stockholders" of Delaware corporations are subject to a three-year moratorium unless specified conditions are met.

     Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that the person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person, entity or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years, or is an affiliate or associate of any of the foregoing.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder, sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock, the issuance or transfer by the corporation or a subsidiary of stock of the corporation or the subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or the subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if:

     - prior to the date on which the stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder;

     - the interested stockholder owns 85% of the corporation's voting stock outstanding at the time the transaction commenced upon consummation of the transaction which made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or

     - on or after the date the person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder.

     Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system such as the Nasdaq National Market, or are held of record by more than 2,000 stockholders. However, a Delaware corporation may elect not to be governed by Section 203 by a provision in its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by majority stockholder vote and may not be further amended by the board of directors. Because we did not opt out of
Section 203, Section 203 applies to Lam.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C. Securities Transfer Services, P.O. Box 3312, South Hackensack, New Jersey 07606.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in May 2001. The notes were resold by the initial purchasers to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, pledgees or donees or their successors. The selling securityholders may sell the notes and the underlying common stock pursuant to this prospectus.

     The following table sets forth certain information as of July 24, 2001 concerning the principal amount of notes beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by such holder at an initial conversion price of $44.93 per share. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Because the selling securityholders may offer all or some portion of the notes or the conversion shares, no estimate can be given as to the amount of the notes or the conversion shares that will be held by the selling securityholders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling securityholders will sell all of the securities offered by this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. As of July 20, 2001, we had $300,000,000 in principal amount of the notes and 124,951,206 shares of common stock outstanding.

                                PRINCIPAL AMOUNT
                                 AT MATURITY OF                                                    PERCENTAGE OF
                               NOTES BENEFICIALLY   PERCENTAGE      CONVERSION      COMMON STOCK      COMMON
                                 OWNED THAT MAY      OF NOTES     SHARES THAT MAY   OWNED AFTER        STOCK
            NAME                   BE OFFERED       OUTSTANDING     BE OFFERED      THE OFFERING    OUTSTANDING
            ----               ------------------   -----------   ---------------   ------------   -------------
1976 Distribution Trust FBO
  A.R. Lauder/Zinterhofer....          10,000              *              222               --           --
1976 Distribution Trust FBO
  Jene A. Lauder.............          17,000              *              378               --           --
2000 Revocable Trust FBO A.R.
  Lauder/Zinterhofer.........          10,000              *              222               --           --
ABN AMRO Securities LLC......         200,000              *            4,451               --           --
AIG/National Union Fire
  Insurance..................         580,000              *           12,908               --           --
Alexandra Global Investment
  Fund I, Ltd. ..............       4,000,000           1.33%          89,027               --           --
Allstate Insurance Company...       1,600,000              *           35,610           88,365(1)         *
Allstate Life Insurance
  Company....................         400,000              *            8,902          115,073(2)         *
Aloha Airlines Non-Pilots
  Pension Trust..............         200,000              *            4,451               --           --
Aloha Airlines Pilots
  Retirement Trust...........         120,000              *            2,670               --           --
Amaranth Securities LLC......       6,050,000           2.02%         134,653               --           --
American Motorist Insurance
  Company....................         631,000              *           14,044               --           --
Arapahoe County Colorado.....          62,000              *            1,379               --           --

                                PRINCIPAL AMOUNT
                                 AT MATURITY OF                                                    PERCENTAGE OF
                               NOTES BENEFICIALLY   PERCENTAGE      CONVERSION      COMMON STOCK      COMMON
                                 OWNED THAT MAY      OF NOTES     SHARES THAT MAY   OWNED AFTER        STOCK
            NAME                   BE OFFERED       OUTSTANDING     BE OFFERED      THE OFFERING    OUTSTANDING
            ----               ------------------   -----------   ---------------   ------------   -------------
Argent Classic Convertible
  Arbitrage Fund (Bermuda)
  L.P. ......................       3,000,000           1.00%          66,770               --           --
Argent Classic Convertible
  Arbitrage Fund L.P. .......       3,000,000           1.00%          66,770               --           --
Argent Convertible Arbitrage
  Fund Ltd. .................       1,000,000              *           22,256               --           --
Arkansas PERS................         415,000              *            9,236               --           --
Auspicis Ltd. ...............         400,000              *            8,902               --           --
AXP Bond Fund, Inc. .........       2,840,000              *           63,209               --           --
AXP Variable
  Portfolio -- Bond Fund, a
  series of AXP Variable
  Portfolio Income Series,
  Inc. ......................       1,170,000              *           26,040               --           --
AXP Variable Portfolio --
  Managed Fund, a series of
  AXP Variable Portfolio
  Managed Series, Inc. ......         880,000              *           19,586               --           --
B.C. McCabe Foundation.......         250,000              *            5,564               --           --
Bank Austria Cayman Island,
  Ltd. ......................       6,000,000           2.00%         133,541               --           --
Bankers Trust Company Trustee
  for DaimlerChrysler Corp.
  Emp. #1 Pension Plan DTD
  4/1/89.....................       3,350,000           1.12%          74,560               --           --
BBT Fund, L.P. ..............       5,000,000           1.67%         111,284               --           --
Bear Stearns & Co. Inc. .....       1,250,000              *           27,821               --           --
Boilermakers Blacksmith
  Pension Trust..............         575,000              *           12,797               --           --
British Virgin Island Social
  Security Board.............          47,000              *            1,046               --           --
BTES Convertible.............       1,500,000              *           33,385               --           --
BTPO Growth Vs Value.........       3,000,000           1.00%          66,770               --           --
C&H Sugar Company, Inc. .....         300,000              *            6,677               --           --
CALAMOS(R) Market Neutral
  Fund -- CALAMOS(R)
  Investment Trust...........       2,000,000              *           44,513               --           --
CFFX, LLC....................       3,500,000           1.17%          77,898               --           --
Chrysler Corporation Master
  Retirement Trust...........       2,785,000              *           61,985               --           --
CIBC World Markets
  (International)
  Arbitrage..................       8,500,000           2.83%         189,183               --           --
City of New Orleans..........         256,000              *            5,697               --           --
City University of New
  York.......................         153,000              *            3,405               --           --
Colgate-Palmolive Company
  Retirement Trust...........       1,000,000              *           22,256               --           --
College Retirement Equities
  Fund.......................       1,000,000              *           22,256               --           --

                                PRINCIPAL AMOUNT
                                 AT MATURITY OF                                                    PERCENTAGE OF
                               NOTES BENEFICIALLY   PERCENTAGE      CONVERSION      COMMON STOCK      COMMON
                                 OWNED THAT MAY      OF NOTES     SHARES THAT MAY   OWNED AFTER        STOCK
            NAME                   BE OFFERED       OUTSTANDING     BE OFFERED      THE OFFERING    OUTSTANDING
            ----               ------------------   -----------   ---------------   ------------   -------------
Commerzbank Financial
  Products Frankfurt.........       9,750,000           3.25%         217,004               --           --
Convert Arbitrage Qib........       3,515,000           1.17%          78,232               --           --
Credit Suisse First Boston
  Corporation................      30,200,000          10.07%         672,156               --           --
Delaware PERS................         635,000              *           14,133               --           --
Delta Air Lines Master Trust
  (c/o Oaktree Capital
  Management, LLC)...........         790,000              *           17,582               --           --
Delta Pilots D & S Trust.....         390,000              *            8,680               --           --
Drury University.............          95,000              *            2,114               --           --
F.R. Conv Sec FN.............          65,000              *            1,446               --           --
Franklin and Marshall
  College....................         220,000              *            4,896               --           --
GLG Market Neutral Fund......      11,500,000           3.83%         255,953               --           --
Grady Hospital Foundation....         134,000              *            2,982               --           --
Granville Capital
  Corporation................       7,500,000           2.50%         166,926          387,376(3)         *
Hawaiian Airlines Employees
  Pension Plan -- IAM........         100,000              *            2,225               --           --
Hawaiian Airlines Pension
  Plan for Salaried
  Employees..................          20,000              *              445               --           --
Hawaiian Airlines Pilots
  Retirement Plan............         190,000              *            4,228               --           --
HFR Convertible Arbitrage
  Fund.......................         285,000              *            6,343               --           --
Highbridge International
  LLC........................       1,000,000              *           22,256               --           --
ICI American Holdings
  Trust......................         275,000              *            6,120               --           --
Income Portfolio, a series of
  IDS Life Series Fund,
  Inc. ......................          70,000              *            1,557               --           --
Independence Blue Cross......         116,000              *            2,581               --           --
Jefferies Umbrella Fund --
  Global Convertible Bonds...         160,000              *            3,561               --           --
Jersey (IMA) Ltd. ...........         400,000              *            8,902               --           --
JM Hull Associates L.P. .....         250,000              *            5,564               --           --
KBC Financial Products USA...       1,100,000              *           24,482               --           --
Kentfield Trading, Ltd. .....       6,680,000           2.23%         148,675               --           --
Landesbank Schleswig-Holstein
  International S.A. ........       1,000,000              *           22,256               --           --
Lehman Brothers Inc. ........       6,000,000           2.00%         133,541               --           --
Liberty View Funds LLC.......         200,000              *            4,451               --           --
Liberty View Funds L.P. .....       1,400,000              *           31,159               --           --
Lipper Convertibles, L.P. ...       5,500,000           1.83%         122,412               --           --
Lincoln National Global Asset
  Allocation Fund............          50,000              *            1,112               --           --
Local Initiatives Support
  Corporation................          52,000              *            1,157               --           --
McMahan Securities Co.
  L.P. ......................         100,000              *            2,225               --           --
Merrill Lynch Insurance
  Group......................         287,000              *            6,387               --           --
Morgan Stanley & Co. ........      15,000,000           5.00%         333,852           34,180(3)         *

                                PRINCIPAL AMOUNT
                                 AT MATURITY OF                                                    PERCENTAGE OF
                               NOTES BENEFICIALLY   PERCENTAGE      CONVERSION      COMMON STOCK      COMMON
                                 OWNED THAT MAY      OF NOTES     SHARES THAT MAY   OWNED AFTER        STOCK
            NAME                   BE OFFERED       OUTSTANDING     BE OFFERED      THE OFFERING    OUTSTANDING
            ----               ------------------   -----------   ---------------   ------------   -------------
Morgan Stanley Dean Witter
  Convertible Securities
  Trust......................       1,000,000              *           22,256               --           --
Motion Picture Industry
  Health Plan -- Active
  Member Fund................         280,000              *            6,231               --           --
Motion Picture Industry
  Health Plan -- Retiree
  Member Fund................         135,000              *            3,004               --           --
Municipal Employees..........         134,000              *            2,982               --           --
Nabisco Holdings.............          29,000              *              645               --           --
National Fuel Gas Company
  Retirement Plan............          50,000              *            1,112               --           --
New Orleans Firefighters
  Pension/Relief Fund........         140,000              *            3,115               --           --
New York Life Insurance and
  Annuity Corporation........       1,275,000              *           28,377               --           --
New York Life Insurance
  Company....................      10,500,000           3.50%         233,696               --           --
Occidental Petroleum
  Corporation................         259,000              *            5,764               --           --
OCM Convertible Trust........       1,955,000              *           43,512               --           --
Ohio Bureau of Workers
  Compensation...............         152,000              *            3,383               --           --
Ondeo Nalco..................         190,000              *            4,228               --           --
Onyx Fund Holdings, LDC......       7,500,000           2.50%         166,926               --           --
Oxford, Lord Abbett & Co. ...       1,000,000              *           22,256               --           --
Pacific Life Insurance
  Company....................         500,000              *           11,128               --           --
Paloma Securities LLC........       6,050,000           2.02%         134,653               --           --
Parker-Hannifin
  Corporation................          80,000              *            1,780               --           --
Partner Reinsurance Company
  Ltd. ......................         465,000              *           10,349               --           --
Penn Treaty Network America
  Insurance Company..........         275,000              *            6,120               --           --
Pensionskasse der Antalis
  AG.........................         130,000              *            2,893               --           --
Pensionskasse der Ems Chemie
  AG.........................         140,000              *            3,115               --           --
Pensionskasse der Ems
  Dottikon AG................         250,000              *            5,564               --           --
Pensionskasse der Rockwell
  Automation AG..............         180,000              *            4,006               --           --
Personalvorsorge der PV
  Promea.....................         240,000              *            5,341               --           --
Pimco Convertible Fund.......         800,000              *           17,805               --           --
Pitney Bowes Retirement
  Plan.......................       1,000,000              *           22,256               --           --
Policemen and Firemen
  Retirement System of the
  City of Detroit............         669,000              *           14,889               --           --
ProMutual....................         757,000              *           16,848               --           --

                                PRINCIPAL AMOUNT
                                 AT MATURITY OF                                                    PERCENTAGE OF
                               NOTES BENEFICIALLY   PERCENTAGE      CONVERSION      COMMON STOCK      COMMON
                                 OWNED THAT MAY      OF NOTES     SHARES THAT MAY   OWNED AFTER        STOCK
            NAME                   BE OFFERED       OUTSTANDING     BE OFFERED      THE OFFERING    OUTSTANDING
            ----               ------------------   -----------   ---------------   ------------   -------------
Putnam Asset Allocation
  Funds -- Balanced
  Portfolio..................         390,000              *            8,680               --           --
Putnam Asset Allocation
  Funds -- Conservative
  Portfolio..................         290,000              *            6,454               --           --
Putnam Convertible Income --
  Growth Trust...............       4,230,000           1.41%          94,146               --           --
Putnam Convertible
  Opportunities and Income
  Trust......................         100,000              *            2,225               --           --
Putnam Variable Trust --
  Putnam VT Global Asset
  Allocation Fund............         100,000              *            2,225               --           --
Queens Health Plan...........          70,000              *            1,557               --           --
Raytheon Master Pension
  Trust......................         683,000              *           15,201               --           --
RCG Latitude Master Fund.....       2,000,000              *           44,513               --           --
RJR Reynolds.................          89,000              *            1,980               --           --
Robertson Stephens...........       5,000,000           1.67%         111,284               --           --
Sagamore Hill Hub Fund
  Ltd. ......................      15,700,000           5.23%         349,432               --           --
Salomon Brothers Asset
  Management, Inc. ..........       4,000,000           1.33%          89,027               --           --
Shell Pension Trust..........         478,000              *           10,638               --           --
Southern Farm Bureau Life
  Insurance..................         580,000              *           12,908               --           --
Starvest Combined
  Portfolio..................         630,000              *           14,021               --           --
State Employees' Retirement
  Fund of the State of
  Delaware...................       1,180,000              *           26,263               --           --
State of Connecticut Combined
  Investment Funds...........       2,560,000              *           56,977               --           --
State of Maryland Retirement
  System.....................       3,235,000           1.08%          72,000               --           --
State of Oregon Equity.......       2,025,000              *           45,070               --           --
State of Oregon/SAIF
  Corporation................       6,900,000           2.30%         153,572               --           --
State Street Bank Custodian
  for GE Pension Trust.......       1,655,000              *           36,835               --           --
Syngenta AG..................         110,000              *            2,448               --           --
The Grable Foundation........         120,000              *            2,670               --           --
Total Fina Elf Finance U.S.A.
  Inc. ......................         150,000              *            3,338               --           --
Total Return Portfolio, a
  series of Growth and Income
  Trust......................       1,040,000              *           23,147               --           --
TQA Master Plus Fund Ltd. ...       3,000,000           1.00%          66,770               --           --
UBS O'Connor LLC F/B/O UBS
  Global Equity Arbitrage
  Master Ltd. ...............       4,750,000           1.58%         105,720               --           --
Van Kampen Harbor Fund.......       2,000,000              *           44,513        2,522,115(4)      2.02%

                                PRINCIPAL AMOUNT
                                 AT MATURITY OF                                                    PERCENTAGE OF
                               NOTES BENEFICIALLY   PERCENTAGE      CONVERSION      COMMON STOCK      COMMON
                                 OWNED THAT MAY      OF NOTES     SHARES THAT MAY   OWNED AFTER        STOCK
            NAME                   BE OFFERED       OUTSTANDING     BE OFFERED      THE OFFERING    OUTSTANDING
            ----               ------------------   -----------   ---------------   ------------   -------------
Vanguard Convertible
  Securities Fund, Inc. .....       2,960,000              *           65,880               --           --
White River Securities
  L.L.C. ....................       2,500,000              *           55,642               --           --
William Blair & Company,
  LLC........................         400,000              *            8,902               --           --
Zeneca Holdings Trust........         155,000              *            3,449               --           --
Any other holder of notes or
  future transferee from any
  such holder(5)(6)..........      22,705,000           7.57%         505,341               --           --

-------------------------
 *  Less than 1.0%

(1) Includes 46,288 shares of our common stock held by the selling securityholder, 8,902 shares issuable upon conversion of the notes offered through this prospectus that are held by Allstate Life Insurance Company, a subsidiary of the selling securityholder, 3,525 shares of our common stock held by Allstate Life Insurance Company, and 2,200 shares of our common stock held by Allstate New Jersey Insurance Company, a subsidiary of the selling securityholder. Also includes 8,225 shares held by Agents Pension Plan and 19,225 shares held by Allstate Retirement Plan, each of which are qualified ERISA plans. The selling securityholder disclaims any interest in securities held in these plan trusts, although the Investment Committee for such plans consists of Allstate Insurance Company officers.

(2) Includes 3,525 shares of our common stock held by the selling securityholder, 35,610 shares issuable upon conversion of the notes offered through this prospectus that are held by Allstate Insurance Company, the parent of the selling securityholder, 46,288 shares of our common stock held by Allstate Insurance Company, and 2,200 shares of our common stock held by Allstate New Jersey Insurance Company, a subsidiary of the selling securityholder's parent. Also includes 8,225 shares held by Agents Pension Plan and 19,225 shares held by Allstate Retirement Plan, each of which are qualified ERISA plans. The selling securityholder disclaims any interest in securities held in these plan trusts, although the Investment Committee for such plans consists of Allstate Insurance Company officers.

(3) All shares are issuable upon conversion of our 5% convertible subordinated notes due September 2, 2002.

(4) Represents securities over which Van Kampen Asset Management, Inc. ("Asset Manager"), as the selling securityholder's investment advisor, has discretionary authority. The Asset Manager disclaims beneficial ownership of all such securities. Includes 510,000 shares held by Van Kampen Enterprise Fund, 210,000 shares held by Van Kampen Harbor Fund, 30,000 shares held by Van Kampen Life Investment Trust Enterprise Fund, 400,000 shares held by Van Kampen Aggressive Growth Fund, 230 shares held by U.S. Allianz Aggressive Growth, 350 shares held by Van Kampen Life Investment Trust Aggressive Growth Fund, 25,600 shares held by VMSDW All Star Growth Fund, 435 shares held by Van Kampen Life Investment Trust Technology Fund, 1,300,000 shares held by Van Kampen Technology Fund, 5,500 shares held by Van Kampen Small Cap Value Fund, and 40,000 shares held by SBA Variable Series Enterprise.

(5) Information concerning other selling holders will be set forth in prospectus supplements from time to time, if required.

(6) Assumes that any other holders of notes, or any future transferees, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     Except as described in this prospectus, none of the above selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years except that CSFB and ABN AMRO Rothschild LLC were initial purchasers in connection with the offer and sale of the notes in May 2001. The initial purchasers and their affiliates engage in transactions with and perform services for Lam in the ordinary course of business and have engaged and may in the future engage in commercial banking and/or investment banking transactions for us.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. We do not intend to seek a ruling from the Internal Revenue Service (the "IRS") with respect to the analysis in the following summary. Neither the IRS nor the courts are bound by the conclusions set forth below, and they may come to different conclusions. The information provided below is based on existing authorities; these authorities may change, including retroactively. In either the case of a change in authorities or in the case of a different interpretation by the IRS or the courts, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below.

     This summary generally applies only to "U.S. holders" that purchase notes and hold the notes and any common stock into which the notes may be converted as "capital assets" (generally, held for investment). A U.S. holder is:

     - a citizen or resident of the United States;

     - a corporation organized under the laws of the United States or any state;

     - a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

     Special rules apply to nonresident alien individuals and foreign corporations or trusts ("Non-U.S. holders"). This summary describes some, but not all, of these special rules.

     This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as, for example, banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that hold the notes or common stock as a position in a hedge, straddle or conversion transaction for tax purposes. Finally, this summary does not describe the effect of the federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state, or local laws.

     Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. HOLDERS

Taxation of Interest

     U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for United States federal income tax purposes. In general, if a holder of a debt instrument may receive payments that exceed the issue price of the instrument, other than fixed periodic interest, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. We believe that the notes will not be issued with original issue discount. We may be required to make additional payments to holders of the notes in the form of additional interest if we do not file or cause to be declared effective a registration statement, as described under "Description of the Notes -- Registration Rights." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if the contingency is "remote." We believe that the possibility that we will pay this additional interest is remote. Our determination in this regard is binding on any U.S. holder that does not disclose a contrary position on the holder's U.S. federal income tax return. If, contrary to expectations, we pay additional interest, U.S. holders would be required to recognize additional interest income.

     Under the terms of the notes, if a note holder converts a note into our common stock after the record date but prior to the interest payment date, the note holder is obligated to pay us funds equal to the interest payable on the converted principal amount. The tax consequences to the note holder of the receipt of this interest and the repayment to us of an equal amount are uncertain. Although we intend to report any such transaction as the return of interest to which the note holder was not entitled, so that neither the receipt nor the repayment is taxable, a taxing authority may require the note holder to recognize ordinary income in an amount equal to the interest received. In that case, the note holder may also be required to capitalize (rather than deduct) the amounts repaid as an addition to the tax basis in the common stock received in the conversion. If the note holder is entitled to deduct the amounts repaid, that deduction may be subject to limitation.

Sale, Exchange or Redemption of Notes

     A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder's tax basis in the note will generally equal the amount the holder paid for the note. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of individual taxpayers are generally taxed at lower rates. The deductibility of capital losses is subject to limitation. Net capital gains of corporations are subject to tax at the same rates as ordinary income. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income.

Considerations for Secondary Market Purchasers

     The rules described above under "Taxation of Interest" and "Sale, Exchange or Redemption of Notes" are modified for U.S. holders that do not purchase their notes at original issuance.

     Accrued Interest. If a U.S. holder purchases a note with interest that accrued, but was not paid, while the seller held that note, the purchaser excludes the previously accrued interest from the amount it reports as interest income. Conversely, the seller reports a portion of the sales price equal to the interest that accrued in its hands as a payment of that interest.

     Market Discount. A note will be treated as purchased at a market discount (a "market discount note") if the note's stated redemption price at maturity (here $1,000 per note) exceeds the amount for which the U.S. holder purchased the note by at least 1/4 of 1% of such note's stated redemption price at maturity (here $2.50) multiplied by the number of complete years from the date of such purchase to the note's maturity. If such excess is not sufficient to cause the note to be a market discount note, then such excess constitutes "de minimis market discount" and the note is not subject to the rules discussed in the following paragraph.

     Any gain recognized on the maturity or disposition of a market discount note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such note. Alternatively, a U.S. holder of a market discount note may elect to include market discount in income currently over the life of the note. Such an election applies to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. Market discount on a market discount note will accrue on a straight-line basis unless the U.S. holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the note with respect to which it is made and may not be revoked. A U.S. holder of a market discount note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note, in an amount not exceeding the accrued market discount on such note, until the maturity or disposition of the note.

     Election to Treat All Interest as Original Issue Discount. A U.S. holder may elect to include in gross income all interest that accrues on a note using a constant-yield original issue discount method. For purposes of this election, interest includes stated interest, original issue discount, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "-- Notes Purchased at a Premium") or acquisition premium. In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal its cost to the electing U.S. holder, the issue date of the note will be the date of its acquisition by the electing U.S. holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a note with amortizable bond premium, then the electing U.S. holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. holder as of the beginning of the taxable year in which the note with respect to which the election is made is acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

     If the election to apply the constant-yield method to all interest on a note is made with respect to a market discount note, the electing U.S. holder will be treated as having made the election discussed above under "-- Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such U.S. holder.

     Notes Purchased at a Premium. A U.S. holder that purchases a note for an amount, in excess of its principal amount, disregarding any amount paid for the note that is attributable to its conversion feature, may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in the U.S. holder's income each year with respect to interest on the note will be reduced by the amount of amortizable bond premium allocable (based on the note's yield to maturity) to such year. The amount attributable to the conversion feature is generally determined by comparing the yields of debt instruments with and without such a feature. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the U.S. holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. holder, and is irrevocable without the consent of the IRS. See also
"-- Election to Treat All Interest as Original Issue Discount" above.

Conversion of Notes

     A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. If the holder receives cash in lieu of a fractional share of stock the holder will be treated as if the holder had received the fractional share and then had the fractional share redeemed for the cash. In general, the holder should recognize capital gain or loss on the deemed redemption equal to the difference between the cash received and that portion of the holder's basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock (including any fractional shares deemed redeemed) will equal the adjusted basis in the note. The holder's holding period for the stock will include the period during which the note was held.

Distributions

     If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated as a tax-free return of the holder's investment, up to the holder's basis in his common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

     The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows note holders to receive more shares of common stock on conversion may increase the note holders' proportionate interest in our earnings and profits or assets. In that case, note holders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend would be taxable to the note holders even though they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price were adjusted to compensate note holders for distributions of cash or property to our stockholders.

     Not all changes in conversion price that allow note holders to receive more stock on conversion, however, will result in constructive dividends to the note holders. For instance, a change in conversion price could simply prevent the dilution of the note holders' interest upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the note holders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Sale of Common Stock

     A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

Taxation of Interest

     Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or at a lesser rate if a tax treaty applies), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. holders, however, will qualify as "portfolio interest," and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. holder that:

     - owns, directly or indirectly, at least 10% of our voting stock (for this purpose, the stock into which the notes are convertible into will be treated as being indirectly owned); or

     - is a "controlled foreign corporation" that is related to us.

     In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10% of the corporation's voting stock. A foreign corporation is not related to us unless there is a more than 50% or greater overlap of ownership, directly or by attribution, between us and the foreign corporation.

     The portfolio interest exception and several of the special rules for Non-U.S. holders described below apply only if the holder certifies its nonresident status. A Non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or to our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or to our paying agent, either directly or through other intermediaries. If payments are made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

Sale, Exchange or Redemption of Notes

     Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax:

     - if the gain is effectively connected with the conduct by the Non-U.S. holder of a U.S. trade or business;

     - if the Non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

     - if the rules of the Foreign Investment in Real Property Tax Act ("FIRPTA") (described below) treat the gain as effectively connected with a U.S. trade or business; or

     - to the extent the gain represents accrued but unpaid interest, and interest on the notes is not eligible for the "portfolio interest" exemption described above.

     The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a "U.S. real property holding corporation" ("USRPHC"). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Moreover, the FIRPTA rules would apply to a disposition of notes by a Non-U.S. holder only if the holder owned, directly or indirectly, more than 5 percent of our common stock while the holder held our notes. For this purpose, the Non-U.S. holder would be treated as owning the stock that the holder could acquire on conversion of the holder's notes. If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange, or other disposition of notes by a Non-U.S. holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax (including withholding on the sales proceeds).

Conversion of Notes

     A Non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See "Special Tax Rules Applicable to Non-U.S. Holders -- Sale of Common Stock," below.

Dividends

     Dividends paid to a Non-U.S. holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. holder's country of residence. A Non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the ways of meeting this requirement are described above under "Special Tax Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

Sale of Common Stock

     A Non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under "Special Tax Rules Applicable to Non-U.S. Holders -- Sale, Exchange or Redemption of Notes."

Income or Gains Effectively Connected With a U.S. Trade or Business

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a "branch profits tax." The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

     The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under "Special Tax Rules Applicable to Non-U.S.
Holders -- Taxation of Interest." Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payors of specified types of payments are required to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require a payor to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to individual U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock, or interest on notes, to Non-U.S. holders will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a Non-U.S. holder must certify its nonresident status. Some of the common means of doing so are described under "Special Rules Applicable to Non-U.S. Holders -- Taxation of Interest."

     Payments made to U.S. holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to a Non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. holder certifies its foreign status.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules may be credited against any U.S. federal income tax liability of the holder.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions.

     - at fixed prices;

     - at prevailing market prices at the time of sale;

     - at varying prices determined at the time of sale; or

     - at negotiated prices.

     Such sales may be effected in transactions in the following manner:

     - on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter-market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options, whether such options are listed on an options exchange or otherwise.

     Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on Nasdaq. We cannot guarantee that any trading market will develop for the notes.

     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or the shares of the underlying common stock may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling securityholder has represented that it will not sell any notes or common stock described in this prospectus except as described in this prospectus.

     If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

                                 LEGAL MATTERS

     Heller Ehrman White & McAuliffe LLP, San Francisco, California, has issued an opinion about the enforceability of the notes and the validity of the securities being offered by this prospectus. Shareholders of Heller Ehrman beneficially own 2,100 shares of common stock of Lam Research.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 25, 2000 as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable by the registrant in connection with issuance and distribution of the securities being registered. All amounts are estimated except the SEC Registration Fee and the Nasdaq listing application fee.

SEC Registration Fee.....................................  $   75,000
Printing and Engraving...................................      50,000
Accounting Fees and Expenses.............................     100,000
Legal Fees and Expenses..................................     425,000
Rating Agency and Trustee Fees...........................      27,500
Miscellaneous............................................     322,500
                                                           ----------
  Total..................................................  $1,000,000
                                                           ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his or her fiduciary duty as a director, except in the case where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Lam Research's Certificate of Incorporation contains a provision that eliminates directors' personal liability as set forth above.

     Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Lam Research's Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation also provides that no amendment or repeal of such provision or adoption of an inconsistent provision shall apply to or have any effect on the protection from personal liability to the Company or its stockholders permitted thereunder with respect to any matter occurring, or any cause of action, suit or claim that, but for the Certificate of Incorporation, would accrue or arise prior to such amendment, repeal or adoption of an inconsistent provision. Additionally, Lam Research's Bylaws provide that Lam Research will indemnify to the maximum extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

     Lam Research has entered into indemnification agreements with its directors and certain of its officers. Lam Research has also obtained on behalf of its officers and directors insurance against losses arising from any claim asserted against or incurred by such individual in any such capacity, subject to certain exclusions.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Indenture dated as of May 22, 2001, between Lam Research
          Corporation and LaSalle Bank, National Association, as
          Trustee
  4.2     Form of Note (included in Exhibit 4.1)
  4.3     Registration Rights Agreement, dated May 22, 2001, among Lam
          Research Corporation, Credit Suisse First Boston Corporation
          and ABN Amro Rothschild LLC
  5.1     Opinion of Heller Ehrman White & McAuliffe LLP
 12.1     Statement re Computation of Ratios
 23.1     Consent of Heller Ehrman White & McAuliffe (contained in
          opinion filed as Exhibit 5.1)
 23.2     Consent of Independent Auditors
 24.1     Power of Attorney (see page II-4)
 25.1     Statement of Eligibility of Trustee (Form T-1)

ITEM 17. UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs A(1)(a) and A(1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Restated Certificate of Incorporation and Bylaws, and the Delaware General Corporation Law, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person for liabilities arising under the Act in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against policy as expressed in the Act and will be governed by the final adjudication of such issue.

D. The undersigned registrant hereby undertakes to file an application for the purposes of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations presented by the SEC under Section 305(b)(2) of the Act.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California on July 27, 2001.

                                          LAM RESEARCH CORPORATION

                                          By:       /s/ CRAIG GARBER
                                            ------------------------------------
                                                        Craig Garber
                                             Vice President, Corporate Finance
                                                        and Treasurer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Craig Garber and Mercedes Johnson his or her true and lawful attorneys in fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated as of July 27, 2001.

                     SIGNATURE                                             TITLE
                     ---------                                             -----
                /s/ JAMES W. BAGLEY                  Chairman, Chief Executive Officer and Director
---------------------------------------------------
                  James W. Bagley

               /s/ MERCEDES JOHNSON                  Vice President, Finance and Chief Financial
---------------------------------------------------  Officer (Principal Financial Officer)
                 Mercedes Johnson

                 /s/ CRAIG GARBER                    Vice President, Corporate Finance and Treasurer
---------------------------------------------------
                   Craig Garber

                 /s/ MARK S. FREY                    Corporate Controller (Principal Accounting
---------------------------------------------------  Officer)
                   Mark S. Frey

               /s/ DAVID G. ARSCOTT                  Director
---------------------------------------------------
                 David G. Arscott

                /s/ ROBERT BERDAHL                   Director
---------------------------------------------------
                  Robert Berdahl

             /s/ RICHARD J. ELKUS, JR.               Director
---------------------------------------------------
               Richard J. Elkus, Jr.

                /s/ JACK R. HARRIS                   Director
---------------------------------------------------
                  Jack R. Harris

                /s/ GRANT M. INMAN                   Director
---------------------------------------------------
                  Grant M. Inman

              /s/ KENNETH M. THOMPSON                Director
---------------------------------------------------
                Kenneth M. Thompson

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   4.1    Indenture dated as of May 22, 2001, between Lam Research
          Corporation and LaSalle Bank, National Association, as
          Trustee
   4.2    Form of Note (included in Exhibit 4.1)
   4.3    Registration Rights Agreement, dated May 22, 2001, among Lam
          Research Corporation, Credit Suisse First Boston Corporation
          and ABN Amro Rothschild LLC
   5.1    Opinion of Heller Ehrman White & McAuliffe LLP
  12.1    Statement re Computation of Ratios
  23.1    Consent of Heller Ehrman White & McAuliffe (contained in
          opinion filed as Exhibit 5.1)
  23.2    Consent of Independent Auditors
  24.1    Power of Attorney (see page II-4)
  25.1    Statement of Eligibility of Trustee (Form T-1)